swopblock



Executive Summary

Swopblock is crypto's first fully autonomous trading network.

swopblock.com
x.com/swopblock
github.com/swopblock

ELEVATOR PITCH

Swopblock is crypto's first entirely autonomous trading network.
Our self-custodial, cross-chain trading protocol ensures you maintain full control of your crypto assets even while trading. Say goodbye to the vulnerabilities inherent within decentralized exchanges and hello to complete autonomy in your crypto transactions.

PROBLEM

Crypto exchanges have been plagued by security breaches, hacks, and regulatory issues. While attempting to trade crypto cross-chain users are forced to relinquish custody of their assets, exposing them to risks. Decentralized exchanges (DEXs) introduce decentralization but all still rely on some form of centralized elements, creating unsolved vulnerabilities.

SOLUTION

Swopblock is the answer to these challenges. Our protocol allows users to trade directly from their wallets, eliminating the need to trust third parties while still maintaining counterparty risk-free trading. Swopblock's magic lies in its 100% distributed liquidity. This has removed single points of failure and hacking risks common in exchanges and makes the entire trading process cryptographically automated - eliminating all possible points of human intervention. With Swopblock your assets are never in the hands of a middle-man and never part of a tempting pile for hackers.

COMPETITIVE ADVANTAGE

Swopblock's true decentralization, cross-chain capabilities, and 100% distributed liquidity set us apart. Unlike competitors with centralized elements, we remove these trust and hacking risks, creating a secure cross-chain ecosystem. SWOBL, our native blockchain, powers the system, providing a medium of exchange, offering crypto an autonomous trustless super-network (connecting networks such as Bitcoin and Ethereum). These cross-chain trading capabilities set Swopblock apart from competitive DEXs that are restricted to single blockchain trades.

MISSION STATEMENT

Our mission is to give the power of crypto back to the people, extending crypto's original promise of a decentralized currency by offering a decentralized means of exchange.

COMPANY PROFILE

URLS:
Swopblock.com
github.com/swopblock
x.com/swopblock

Industry: Blockchain

Employees: 3

Founded: 2021

FINANCIAL INFO

Comany Stage:
Start-up

Previous Raises:
$690k
(2021-2024)

Monthly Net Burn: TBD

INVESTORS

Investors to date:
926

Top Investor:
Dan Tran @
$100,000

REVENUE MODEL

Swopblock's revenue model is threefold:

- **Freemium Software:** Swopblock offers a freemium model for our core super-node software, providing essential features free of charge. Those seeking premium features can obtain software licenses.

- **Transaction Fees & Royalties:** Licensed nodes benefit from transaction fees, designed akin to the merchant fee-net-cashback model employed by major credit card companies. Swopblock levies a royalty on these fees.

- **SWOBL Crypto Appreciation:** SWOBL, our crypto, facilitates trading and increases in value as demand grows. This appreciation opens doors for traders, investors, and SWOBL holders to benefit from potential gains.

LEADERSHIP

Our co-founders combine expertise in AI research and communications, with a track record in patenting and launching tech innovations.

- **Jeff Hilde** - **CEO / Inventor & Founder:** A pioneering Research Engineer and the sole inventor behind 11 patents. His profound insights into blockchain and digital currencies set the foundation for this groundbreaking project.

- **Austin Hilde** - **CCO / Communications & Founder:** With an extensive career spanning Amazon's global ad agency, Austin's leadership was instrumental in the launch of revolutionary technologies like Alexa, Echo, and FireTV.

TRACTION & GOALS

In 2022, we filed a patent to protect our *Proof of Relay Consensus* and *Liquidity Stream* mechanisms, and released a comprehensive white paper detailing the technical foundations of our platform. In 2023, we successfully raised $681,954 via crowdfunding on Wefunder using S.A.F.E contracts, and documented and distributed over 18 million SWOBL Perks to early investors.

The Swopblock App UX design has been completed and is currently in development, which will give investors and users access to utilize Swopblock's protocol. As we transition into 2025, we are excited to provide developers with the opportunity to engage with Swopblock's open-source protocol via Github, launch Swopblock's testing network, and get Swopblock's Beta App into the hands of investors and developers.

INVESTOR PERKS

Early investors have been rewarded with SWOBL. As adoption grows demand will follow, benefiting early backers.

CRYPTO: SWOBL

Fixed Supply:

52.8 million

SWOBL reserved for Investors (so far):

18 million

MARKET ANALYSIS & OPPORTUNITY

The U.S. crypto exchange platform market, valued at $7.8 billion in 2021 ($30 billion globally), is projected to experience remarkable growth at a CAGR of 28.3% from 2022 to 2030. This growth is primarily fueled by increasing crypto adoption.

High-profile exchange losses are driving both individual and institutional adoption of decentralized exchange solutions and self-custodial wallets. Swopblock is uniquely positioned to meet this surging demand and transform the crypto landscape being the only entirely decentralized, self-costodial trading solution that offers cross-chain capabilities.

FUNDING REQUIREMENTS

Swopblock is actively seeking $1.4 million in funding for the 2024-25 period. These funds are instrumental in advancing these key initiatives:

- **Open-Source Protocol on Github:** Allocate funds to support the open-source protocol on Github, fostering developer engagement and collaboration.

- **Testing Network Launch:** Dedicate a substantial budget for the launch of Swopblock's testing network, ensuring a secure and scalable platform.

- **Beta App Launch:** Allocate resources to finalize and launch our Beta App, offering it to a broader audience along with our investors and developers.

- **Build Community:** Invest in strategic marketing, community outreach, and engagement efforts to strengthen the Swopblock network, driving adoption.

CONCLUSSION

Swopblock is well-positioned to emerge as the world's first entirely decentralized cross-chain trading solution, where users can enjoy full self-costodial control over their crypto assets without the need for third-party exchanges. We are passionate about the potential of a fully decentralized protocol and are committed to providing a secure and efficient means for traders to exchange digital assets.

This executive summary provides a comprehensive overview of Swopblock, its unique advantages, and the market opportunity it aims to capture. If you'd like any further details or have additional questions, please visit swopblock.com for materials (i.e. Pitch Deck or White Paper), or email us.

CONTACT

Jeff Hilde / CEO
jeff@swopblock.org

Austin Hilde / CCO
austin@swopblock.org